UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   BABSON, NICHOLAS C
   C/O GEHL COMPANY
   143 WATER STREET
   WEST BEND, WI  53095
2. Issuer Name and Ticker or Trading Symbol
   GEHL COMPANY
   GEHL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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COMMON STOCK                 |12/29/|A(1)|364               |A  |$13.75     |1,531              |D     |                           |
                             |00    |    |                  |   |           |                   |      |                           |
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(1) Reflects issuance of stoc|      |    |                  |   |           |                   |      |                           |
k in payment of a portion of |      |    |                  |   |           |                   |      |                           |
the director                 |      |    |                  |   |           |                   |      |                           |
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      retainer fee pursuant t|      |    |                  |   |           |                   |      |                           |
o the Gehl Company Director S|      |    |                  |   |           |                   |      |                           |
tock Grant Plan.             |      |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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OPTIONS (RIGHTS TO BUY) |$17.50  |     |    |           |   |(2)  |4/21/|COMMON STOCK|2,000  |(1)    |2,000       |D  |            |
(1) GRANT DATE:  4/22/99|        |     |    |           |   |     |09   |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY) |$18.4375|     |    |           |   |(2)  |4/20/|COMMON STOCK|2,000  |(1)    |2,000       |D  |            |
(1) GRANT DATE:  4/21/00|        |     |    |           |   |     |10   |            |       |       |            |   |            |
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Explanation of Responses:
(1) These options were automatically granted on the transaction date indicated above to the reporting person under the Gehl Company 1995 Stock Option Plan or the Gehl Company 2000
Equity
      Incentive
Plan.
(2) These options are subject to a three-year period following the date of grant during which such options vest and become exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The options are subject to immediate vesting following the occurrence of certain
events.
SIGNATURE OF REPORTING PERSON
/s/ Nicholas C. Babson by POA, Laurence M. Schwartz
DATE
1/29/2001